Goodwin Procter llp 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

October 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Schwartz, Celeste Murphy, Al Pavot and Jeanne Bennett

Re:	Entrada Therapeutics, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 15, 2021 File No. 377-05320

Dear Ladies and Gentlemen:

On behalf of our client, Entrada Therapeutics, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential Amendment No. 1 to Draft Registration Statement on Form S-1 contained in the Staff’s letter dated September 28, 2021 (the “Comment Letter”). The Company is concurrently filing a Registration Statement on Form S-1 (“Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1, Submitted September 15, 2021 Prospectus Summary, page 1

1.	We note your response to our prior comment number 1. To state that your EEV therapeutic candidates are efficient with respect to pharmacological effect and specific with respect to the engagement or involvement with a desired intracellular target of interest implies that your product candidates are effective. Please remove these statements and all similar statements as this determination is solely within the authority of the FDA and comparable regulatory bodies.

Response: The Company respectfully advises the Staff that it has revised the statement on page 1 and elsewhere throughout the Registration Statement in response to the Staff’s comment.

Business, page 112

2.	We note your response to our prior comment number 7. Comparisons to other available treatments require head-to-head trials. Given these are not head-to-head trials, please remove these statements.

Response: The Company respectfully advises the Staff that, as discussed with the Staff, it has not removed the disclosure in the Registration Statement in response to this comment.

Sincerely,

/s/ Sarah Ashfaq
Sarah Ashfaq

cc:	Dipal Doshi, Entrada Therapeutics, Inc. Arthur R. McGivern, Goodwin Procter LLP Tara Fisher, Ropes & Gray LLP